UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 11, 2022, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting. The annual general meeting is expected to take place on Thursday, September 1, 2022 at 11:00 a.m. CEST (5:00 a.m. EDT) at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland. Due to the COVID-19 pandemic and in accordance with the Swiss Federal Council’s COVID-19 Ordinance 3, shareholders will not be permitted to be physically present at the annual general meeting, and may exercise their voting rights at the annual general meeting only by sending voting instructions to the independent proxy as set forth in the invitation to the annual general meeting and the related proxy card.

Please refer to the invitation to the annual general meeting attached as Exhibit 99.1 to this Form 6-K for the full slate of directors nominated for re-election.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the 2022 Annual General Meeting
99.2	2022 Annual General Meeting Proxy Card
99.3	Press Release Relating to 2022 Annual General Meeting